Exhibit 99.2

December 20, 2023

To:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

We have read the statements made by Medicenna Therapeutics Corp. in the attached copy of change of auditor notice dated December 20, 2023, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated December 20, 2023.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, ca_oakville_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.